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Charlie Carpenter ccarpenter@velaw.com

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August 4, 2005

Mr. Mathew C. Bazley

Division of Corporation Finance

United States Securities and

Exchange Commission

100 - F Street, N.E.

Washington, D.C. 20549

Re:	Seaspan Corporation

Registration Statement on Form F-1

Filed on July 21, 2005

Registration No. 333-126762

Dear Mr. Bazley:

On behalf of Seaspan Corporation (the “Registrant”), we are submitting Amendment No. 2 to the above-referenced registration statement (the “Registration Statement”). Please note that Amendment No. 1 to the Registration Statement was filed on August 2, 2005 and included the previously unfiled exhibits.

In this letter, we set forth the responses of the Registrant to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 2, 2005 (the “Comment Letter”), with respect to the above captioned filing. For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the Comment Letter. The Registrant’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

As we have discussed, the Registrant expects to price its offering on Monday, August 8, 2005. Accordingly, we plan to file an acceleration request shortly asking for the Registration Statement to be declared effective on August 8, 2005.

Information provided in this letter on behalf of the Registrant and its executive officers, directors and controlling persons has been provided to us by the Registrant.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Houston London Moscow New York Tokyo Washington	666 Fifth Avenue, 26th Floor, New York, NY 10103-0040 Tel 212.237.0000 Fax 212.237.0100 www.velaw.com

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General

1.	Please move the Item 502 legend from page iii to the back coverpage or explain why it is included on page iii.

Response: The Registration Statement has been revised as requested. Please see the back coverpage.

2.	We note the article in The Wall Street Journal, dated August 1, 2005, regarding the potential acquisition of CP Ships Limited by China Shipping Group. Please revise your prospectus, as necessary, to disclose the impact an acquisition of CP Ships would have on your charter arrangements.

Response: The Registration Statement has been revised as requested. Please see page 19.

Prospectus Summary, page 1

Overview, page 1

3.	Disclose here that the amount you expect to raise through your planned 2007 follow-on offering will be decreased if the overallotment option is exercised.

Response: The Registration Statement has been revised as requested. Please see page 1.

Use of Proceeds page 56

4.	Please revise the second sentence of the second paragraph to be consistent with your disclosure on pages 10 and 68 (i.e. a portion of the specified cash balance will fund $4.1 million of dividends on your subordinated shares). Revise also to refer to the correct bulletpoint on this page.

Response: The Registration Statement has been revised as requested. Please see page 57.

Principal Shareholders, page 126

5.	Please explain why the “Common Shares to be Beneficially Owned” disclosure will be subject to the assumption that the underwriters’ overallotment option will not be exercised.

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Response: We have deleted the footnote with the assumption that the underwriters’ over-allotment option will not be exercised and added a new column showing the beneficial ownership of the common and subordinated shares if the over-allotment option is exercised. Please see page 125.

Non-United States Tax Consequences Page 151

6.	Please remove the first sentence of the third paragraph. The opinion may not disclaim responsibility or in any way imply that investors are not entitled to rely on the opinion. Make similar revisions to the “Canadian Federal Income Tax Consequences” section.

Response: The Registration Statement has been revised as requested. Please see page 150.

Canadian Federal Income Tax Consequences, page 151

7.	Please revise to reach a firm conclusion on the tax consequences to U.S. Resident Holders. Additionally, while you may cross-reference your discussion in a separate section, all relevant conclusions and analyses should be included in this section.

Response: The Registration Statement has been revised as requested. Please see page 150.

Exhibits

8.	Please file your charter agreements with China Shipping and Lykes.

Response: We respectfully submit that the Registrant believes that its charters are not required to be filed under Item 601(b)(10) of Regulation S-K.

Summary

In summary, the Registrant has advised us of the following:

•	each of its 23 charters were made in the ordinary course of its business;

•	each of its 23 charters is such as ordinarily accompanies the kind of business conducted by the Registrant;

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•	none of the 23 charters are with a director, officer, promoter, voting trustee, security holder named in the Registration Statement or with an underwriter;

•	the Registrant’s business is not substantially dependent on any of the 23 charters, as in the case of a charter covering the majority of the Registrant’s products or services;

•	none of the 23 charters call for the acquisition or sale of property; and

•	none of the 23 charters is a lease.

A review of recent similar offerings leads us to believe that charters appeared to not be filed as exhibits to registration statements except when they are with affiliates of the Registrant. Their material terms are generally described in the Registration Statement as we have done.

Discussion

The Registrant does not believe that any of its charters are required to be filed as exhibits to the Registration Statement under Item 601(b)(10) of Regulation S-K. The Registrant has a total of 23 charters. Fourteen are with China Shipping Group and nine are with CP Ships. The charters are entered into in the ordinary course of business as contemplated by Item 601(b)(10)(ii). Item 601(b)(10)(ii) sets forth four types of contracts made in the ordinary course of business that are required to be filed. Of these four, subsection (B) is the only one that could apply to the Registrant’s charters. Subsection (B) requires the filing of “any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.” The Registrant does not believe that its business is substantially dependent on any of its charters as contemplated by Subsection (B). As disclosed on page 50 of the Registration Statement, the highest daily rate for the ten operational vessels is $29,500 per day. This represents 14.34% of the aggregate daily rate of $205,700 for the ten vessels currently in operation. Once the entire fleet is operational, the highest daily rate for a vessel will be $34,000. This will represent 7.24% of the aggregate daily rate of $469,700 of the 23 vessels. The Registrant does not believe that these amounts attributable to the charters with the highest daily rates rise to the level required by subsection (B). Subsection (B) encompasses “contracts to sell the major

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part of registrant’s products or services or to purchase the major part of registrant’s requirements of good, services . . .” Subsection (B) appears to require the filing of contracts that individually represent a very large amount, maybe even 50% or more of a registrant’s business. None of the Registrant’s charters are of this magnitude.

Furthermore, all 23 of the Registrant’s charters are below current market rates. As described in the fourth paragraph on page 69 of the Registration Statement, if any of the 23 charters were terminated, the Registrant believes that it can re-charter any such vessel at a higher rate. As disclosed on page 80 of the Registration Statement, the 6-12 month time charter rate for 4400 TEU vessel was approximately $49,000 per day at the beginning of June 2005. The Registrant has eight 4250 TEU vessels currently in operation that are of comparable size to a 4400 TEU vessel. As disclosed on page 50 of the Registration Statement, the daily rates for these eight 4250 TEU vessels range from $17,000 to $19,000. Although the rate mentioned on page 80 is for charters of a much shorter time period than the Registrant’s existing charters, the Registrant believes it could re-charter its vessels on a long-term basis at rates higher than those disclosed on page 50 of the Registration Statement. Because the charters are at such low rates, the Registrant believes it clearly is not substantially dependent on any of the charters.

We reviewed the following recent initial public offerings by shipping companies:

Aries Maritime Transport Ltd.

Arlington Tankers Ltd.

Diana Shipping Inc.

DryShips Inc.

Eagle Bulk Shipping Inc.

General Maritime Corporation (not yet effective)

Genco Shipping & Trading Ltd.

Golden Energy Marine Corp. (not yet effective)

K-Sea Transportation Partners LP

Teekay LNG Partners L.P.

TBS International Ltd., Top Tanker Inc.

U.S. Shipping Partners L.P.

Arlington and Genco are the only two registrants that filed charters as exhibits. In Arlington, the charters were with affiliates so they clearly fell within Item 601(b)(10)(ii)(A). After a review of the Genco prospectus, we are uncertain why the registrant included the charters as exhibits. The charters do not appear to fall within the “substantially dependent” category of Subsection (B).

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Closing

Please direct any questions that you have with respect to the foregoing or with respect to Amendment No. 2 to the Registration Statement to Mike Rosenwasser at (212) 237-0019 or to Charlie Carpenter at (212) 237-0219.

Very truly yours,

Vinson & Elkins L.L.P.

By:	/s/ Charles E. Carpenter
Charles E. Carpenter